Mail Stop 3561

October 22, 2009

Joseph Riccelli, CEO & CFO
Innovative Designs, Inc.
223 North Main Street, Suite 1
Pittsburgh, Pennsylvania 15215

> **Re: Innovative Designs, Inc.**
> **Form 10-K for fiscal year ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 000-51791**

Dear Mr. Riccelli:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K Filed January 29, 2009

Cover Page

1.   Please check the box that you are a smaller reporting company.

Recent Sales of Unregistered Securities, page 17

2.   Please revise this section to provide the information required by Items 701(b) and (d) of Regulation S-K for each of your sales of unregistered securities that occurred in the fiscal year ended October 31, 2008. You should provide the facts relied upon to make the exemptions available and name the persons or identify the class of persons to whom the securities were sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

3.   We note your disclosure on page 20 that the increase in cost of sales was due to your ending inventory cost being accounted for at a higher cost than it should have been. In addition, we note your disclosure on page 21 herein and in your Form 10-Q for the quarter ended January 31, 2009 that several adjustments were made at the end of 2008 and in 2009 regarding this issue. Please provide us with a detailed discussion to address the following:
      (i)   describe the nature and amount of each error being corrected as well as the cumulative adjustment made
      (ii)   describe when the error was identified and corrected
      (iii)   quantify the misstatements, if any, for each period
      (iv)   tell us how you considered the guidance in FASB ASC 250-10-45-23 and 250-10-50-7 relating to the correction of errors in the previously issued financial statements and SAB Topic 108.

Liquidity and Capital Resources, page 20

4.   Please revise this section to explain your $4,167,000 "Other Income" attributable to the Italian Arbitration Award. Clarify, if true, that this item is a reversal of a prior accrual and had no cash impact.

5.   Please revise your Liquidity and Capital Resources section to provide an expanded discussion of how you plan satisfy your obligations and fund your operations in the next twelve months. Include quantitative and qualitative disclosure regarding the nature of the funding provided by Mr. Riccelli and the "financial institution," identifying the name of the institution. This discussion should include a detailed discussion of your debt agreements and how you plan to satisfy those obligations given the company's cash position and going concern opinion.

Item 9A. (T) – Controls and Procedures, page 21

Disclosure Controls and Procedures, page 21

6.   Considering the adjustments that were made to your financial statements in the fourth
      quarter of 2008 and in the first quarter of 2009 and your disclosure that disclosure
      controls and procedures were "not operating effectively," please revise your disclosure to
      address the following:
      •   please state in unequivocal language if your disclosure controls and procedures
            were effective or ineffective,
      •   discuss in detail the material weaknesses identified and description of the related
            underlying control deficiencies,
      •   disclose management's current plans, if any, to remediate the weaknesses
            identified.

Management's Annual Report on Internal Control over Financial Reporting, page 21

7.   In light of your disclosure of material weaknesses and conclusion that disclosure controls
      and procedures were ineffective, tell us how you determined that your internal control
      over financial reporting was effective. The existence of a material weakness will
      preclude management from concluding that internal control over financial reporting is
      effective. Accordingly, please revise to state your conclusion on the effectiveness of
      your internal control over financial reporting and include management's current plans, if
      any, to remediate the weaknesses. Refer to SEC Release 33-8809 for further guidance.

Directors, Executive Officers and Corporate Governance, page 21

8.   Please provide the information required by Items 407(c)(3), (d)(4), and (d)(5) of
      Regulation S-K regarding your audit committee, or lack thereof.

Executive Compensation, page 22

9.   We note that your compensation tables indicate that you have not paid your only officer
      since your inception. However, we note the reference on page 30 to non-cash stock
      compensation. Please revise this section pursuant to the requirements of Item 402(*l*) of
      Regulation S-K to properly disclose all non-cash compensation paid to your named
      executive officers.

Certain Relationships and Related Party Transactions, page 24

10.   Please revise to include the material terms of your debt agreements with members of
      management. See Item 404 of Regulation S-K.

11.   Please provide the information required by Item 407(a) of Regulation S-K regarding
      director independence.

Exhibits and Financial Statement Schedules, page 25

12.   You discuss several agreements in your annual report and financial statements. As non-exclusive examples, you disclose various endorsement agreements, the Hass Agreement, the Jordan Agreement, and your various debt agreements. It is unclear why these agreements would not be material to you. Please advise us whether any of these agreements are required to be filed as a material agreement under Item 601 of Regulation S-K.

13.   We note your statement that you incorporate by reference your Registration Statement filed Form SB-2 filed on March 11, 2003 and its amendments. It is unclear what information you seek to incorporate by reference from the 2003 registration statement. Please revise or advise.

Signatures, page 26

14.   Please include the signature of your Principle Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K. If an officer fulfills multiple roles, each title should be listed under the appropriate signature.

Financial Statements, page 27

Balance Sheet, page 29

15.   Please confirm in future filings you will include two years of audited balance sheet data as required by Rule 8-02 of Regulation S-X.

Statement of Operations, page 30

16.   We note your statement of operations presents a separate line item entitled "non-cash stock compensation." Please note that this separate presentation of stock-based compensation is not appropriate. This issue was previously brought to your attention in our comment letter dated April 11, 2007. Please confirm in future filings you will revise your financial statements to reclassify expenses related to share-based payment arrangements to be in the same line item as cash compensation paid to the same entities/individuals. Refer to the guidance in SAB Topic 14F.

Notes to Financial Statements

General

17.   Based on your disclosures on pages 17 and 18, we note you have issued shares of your
       common stock to both employees and non-employees for services rendered. Please
       provide us with the disclosures required by FASB ASC 718-10-50 and confirm in future
       filings you will include such disclosures.

Exhibits

General

18.   We note that you filed a registration statement on Form S-8 on July 30, 2009 and
       previously on October 18, 2003. As a result, please file a current consent with your
       amended Form 10-K in accordance with Item 601 of Regulation S-K or tell us why such
       consent is not required.

Section 302 Certifications

19.   Please revise your Section 302 certifications to be consistent with Item 601(b)(31) of
       Regulation S-K. Specifically, please revise the head note in paragraph four as follows:
       •   Replace the reference to Exchange Act Rules13a-14 and 15d-14 with Exchange
              Act Rules 13a-15(e) and 15d-15(e), respectively, and replace the reference to
              Exchange Act Rules13a-15(e) and 15d-15(e) with Exchange Act Rules 13a-15(f)
              and 15d-15(f), respectively.
       Please confirm in future filings, including amendments to this Form 10-K, that you will
       revise your certifications to address the issue noted above.

Other Exchange Act Reports

20.   Please revise your other Exchange Act reports (i.e. your Forms 10-Q for the quarters
       ended January 31, 2009 and April 30, 2009), as necessary, to comply with the comments
       above.

Form 10-Q for the Quarter Ended January 31, 2009 and
Form 10-Q for the Quarter Ended April 30, 2009

Item T. Controls and Procedures, page 11

21.   Please revise to disclose any change in internal control over financial reporting that
       occurred during your last fiscal quarter that has materially affected, or is reasonably
       likely to materially affect, your internal control over financial reporting. Refer to Item
       308(T)(b) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Questions related to accounting issues may be directed to Raj Rajan, the primary accounting examiner for this filing, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Edwin S. Kim at (202) 551-3297, the primary legal examiner for this filing, or James Lopez, Legal Branch Chief at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

Fax: (412) 782-5303